FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of February                                                 , 2003
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                           Research In Motion Limited
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                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                         Form 20-F                          Form 40-F      X
                                    ------                              ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                              No              X
                                    ------                              ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                 DOCUMENT INDEX



        Document                                                    Page No.
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           1.             Press Release dated February 3, 2003        4
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                                                                      Document 1


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[GRAPHIC LOGO OMITTED]RIM
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News Release
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                                                             February 3, 2003

FOR IMMEDIATE RELEASE

Nextel Partners Introduces Advanced BlackBerry Handheld For Business Customers in Mid-sized Markets

New Java-Based Handheld Incorporates Walkie-Talkie Feature, Boosts Productivity

KIRKLAND, Wash. and WATERLOO, ON - Nextel Partners, Inc. (NASDAQ: NXTP) and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced plans to expand distribution of the new BlackBerry 6510 Wireless Handheld(TM). Nextel Partners will now offer BlackBerry in the mid-sized markets it serves exclusively with Nextel's integrated wireless solutions.

Available today, it's the only BlackBerry(TM) handheld on the market featuring Nextel Direct Connect(R), the powerful long-range digital walkie-talkie feature, while incorporating a phone, organizer and "always-on" wireless access to business e-mail and data, all in one device.

The BlackBerry platform is especially beneficial for mobile employees who need tools to stay productive while away from their office. Field sales representatives, for instance, who make up 34 percent of all mobile workers according to the Yankee Group, can use BlackBerry to stay better connected to their clients and colleagues. What's more, businesses can easily develop custom and cost-effective applications for their mobile employees that will increase efficiency and productivity.

"Expansion of Nextel Partners' product line reinforces our long-standing commitment to business customers and dedication to 100 percent customer satisfaction," said John Chapple, Nextel Partners' CEO and Chairman. "Convergence isn't the future, it's here today. The BlackBerry 6510 not only offers wireless email and the full functionality of an organizer, but the all-in-one connectivity of Nextel that's helped attract the most loyal customer base in the industry."

"Nextel's nationwide network and Nextel Partners' expertise in offering wireless communications for businesses in mid-sized markets will certainly help drive demand for the BlackBerry platform in these markets," said Mike Lazaridis, President and Co-CEO at Research In Motion. "Enhancements to BlackBerry Enterprise Server and BlackBerry Web Client have made BlackBerry easier than ever to deploy and customers, large and small alike, can achieve a significant return on investment for both the individual and the company."

The BlackBerry 6510(TM) from Nextel operates on the only nationwide 2.5G packet data network that features the enhanced voice services Nextel customers have come to expect, including digital cellular voice, Nextel Direct Connect(R) digital walkie-talkie, Nextel Online wireless Web and SMS service - an unmatched set of services for businesses.

Other specialized features include:

     o Built-in speaker and microphone for comfortable phone-to-ear operation and optional headset for hands-free use

     o Continuous, secure and "always-on" wireless access to corporate e-mail and data

     o    The most reliable all-digital cellular voice and data network

     o Personal organizer that synchronizes with multiple e-mail and organizer software packages

     o    Access to Wireless Web

     o    Ability to run Java(TM)-enabled business applications and games

     o    Full QWERTY keyboard for fast and easy typing

     o    Large, easy-to-read screen for easy navigation

The BlackBerry 6510(TM) from Nextel Partners is available at the introductory price of $499.99. For more information about service plans and pricing, please contact your local Nextel Partners' sales representative. For more information on the BlackBerry 6510, visit www.nextel.com/blackberry.
                              -------------------------


About Nextel Partners

Nextel Partners, Inc., (NASDAQ: NXTP), based in Kirkland, Wash., has the exclusive right to provide digital wireless communications services using the Nextel brand name in 31 states where approximately 52 million people reside. Nextel Partners offers its customers the same fully integrated, digital wireless communications services available from Nextel including digital cellular, text and numeric messaging, wireless Internet access and Nextel Direct Connect(R) digital walkie-talkie, all in a single wireless phone. Nextel Partners customers can seamlessly access these services anywhere on Nextel's or Nextel Partners' all-digital wireless network, which currently covers 197 of the top 200 U.S. markets. To learn more about Nextel Partners, visit www.nextelpartners.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
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Nextel Partners Media Contact:  Susan Johnston  425.576.3617
susan.johnston@nextelpartners.com
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Nextel Partners Investor Contact: Alice Kang  425.576.3696
alice.kang@nextelpartners.com

RIM Media Contact:  Andrew Tingley  212.771.3645 atingley@brodeur.com

RIM Investor Contact: 519.888.7465 investor_relations@rim.net

Note: The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research in Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Nextel, the Nextel logo, and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Nextel Partners will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Nextel Partners' products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Nextel Partners' periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Nextel Partners and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.


                                       # # #
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                                   SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Research In Motion Limited
                                            ------------------------------------
                                                       (Registrant)

Date:   February 3, 2003            By:              /s/ Rob Duncan
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                                                        (Signature)
                                            Rob Duncan
                                            Vice President, Corporate Controller